SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended: December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from _____ to _____

Commission file number: 0-23322

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Bancorp
 Employees’ 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon  97701

REQUIRED INFORMATION

ITEM 1.	FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.	EXHIBITS

23.1 Consent of Symonds, Evans & Company, P.C

99.1 Certification of Executive Vice President/Human Resources

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan

(Name of Plan)

Date: 6/26/06	By:	/s/ Peggy L. Biss

Cascade Bancorp
Plan Administrator

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2005 and 2004

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Trustees of the
Cascade Bancorp Employees’
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year), referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
May 24, 2006

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004

ASSETS
Investments:
Corporate common stock – Cascade Bancorp Stock Fund	$3,265,487	$2,578,305
Shares of registered investment companies:
Davis New York Venture Fund	1,838,430	1,455,276
The Growth Fund of America	1,182,420	869,219
MFS Utilities Fund	1,180,969	852,080
MFS Research International Fund	1,078,333	760,415
MFS Mid-Cap Growth Fund	884,746	734,813
MFS Value Fund	815,499	706,283
MFS Total Return Fund	730,164	574,835
American Beacon Small-Cap Value Fund	649,401	—
MFS Fixed Fund	423,748	236,305
Columbia Acorn Fund	410,485	—
MFS Bond Fund	358,229	309,314
MFS Mid-Cap Value Fund	315,869	230,515
MFS Growth Allocation Fund	213,110	41,478
MFS Conservative Allocation Fund	142,110	98,957
MFS Aggressive Growth Allocation Fund	115,437	73,582
MFS Moderate Allocation Fund	84,815	39,894
Dreyfus Basic S&P 500 Stock Index Fund	42,955	16,242
Blackrock Aurora Fund	—	588,411
Blackrock Small/Mid-Cap Growth Fund	—	291,109
Participant notes receivable	95,837	34,500

Total investments	13,828,044	10,491,533
Receivables:
Employer matching contribution	620,863	566,776
Employer profit sharing contribution	483,203	438,621
Participant contributions	35,510	268,976

Total receivables	1,139,576	1,274,373

Net assets available for benefits	$14,967,620	$11,765,906

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$946,237	$1,330,901
Interest and dividends	368,397	187,218

	1,314,634	1,518,119
Contributions:
Participant	946,783	1,084,082
Employer	1,063,535	1,005,397
Participant rollovers	262,713	44,215

	2,273,031	2,133,694

Total additions	3,587,665	3,651,813
Deductions from net assets attributed to:
Benefits paid to participants	385,951	620,908
Trustee and administrative expenses	—	3,381

Total deductions	385,951	624,289

Net increase	3,201,714	3,027,524
Net assets available for benefits:
Beginning of year	11,765,906	8,738,382

End of year	$14,967,620	$11,765,906

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1.	Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering substantially all employees of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Employer”), who have completed six months of service and are at least 18 years of age.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

MFS Investment Management (MFS Investment) is the custodian for the Plan’s investments (except for the Cascade Bancorp Stock Fund).  Reliance Trust Co. (Reliance) is the custodian for the Plan’s investments in the Cascade Bancorp Stock Fund.  MFS Investment and Reliance are collectively referred to as “the Custodian.”  National Associates, Inc. N.W. (National) and MFS Retirement Services, Inc. (MFS) provide plan administrative services.  National and MFS are collectively referred to as “the Plan Administrator.”

In January 2004, the Employer completed its acquisition of Community Bank of Grants Pass (CBGP).  In conjunction with this acquisition, effective January 1, 2004, all existing employees of CBGP who met the Plan’s eligibility requirements (based on prior service with CBGP) became participants in the Plan.

Contributions:  Each participant may elect to contribute to the Plan a portion of his or her total annual compensation and defer certain profit sharing amounts up to the maximum allowed under the Internal Revenue Code (the IRC).  Such contributions are withheld from compensation as payroll deductions and are paid to the Plan by the Employer.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC.  Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s contributions for that respective year.  For the years ended December 31, 2005 and 2004, the Employer approved matching contributions aggregating $620,863 and $566,776,

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1.	Description of the Plan (continued)

respectively, which represented 100% of each participant’s contributions up to a maximum Employer contribution of 6% of the participant’s compensation.  In addition, the Employer approved discretionary non-elective profit sharing contributions of $483,203 and $438,621 to the Plan for the years ended December 31, 2005 and 2004, respectively.  The Employer’s contributions are funded on or before the filing of the Employer’s annual tax return.

Participants’ accounts:  A separate account is maintained for each participant of the Plan.  Each participant’s account is credited (charged) with the participant’s contributions and allocations of (a) the Employer’s matching contributions, (b) the Employer’s profit sharing contributions, and (c) the Plan’s net earnings (losses).  A participant’s share of the Employer’s matching and/or profit sharing contributions is allocated based upon the participant’s proportionate share of the total compensation (as defined in the Plan document) paid during the year to all participants in the Plan.  Earnings (losses) for each investment fund are allocated to the participant accounts based on the participant’s account balance as compared to the related fund’s total balance.  All forfeitures are used to reduce future employer contributions.  Such forfeitures were approximately $36,000 and $41,000 for the years ended December 31, 2005 and 2004, respectively.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings (losses) on these contributions and rollovers.  These amounts cannot be forfeited for any reason.  Vesting in the participants’ share of the Employer’s contributions and the actual earnings (losses) thereon is based on years of credited service, as follows:

Years of credited service	Vesting percentage

Less than 2	None
2	20%
3	40%
4	70%
5 or more	100%

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1.	Description of the Plan (continued)

Participants earn one year of credited service for each 12 consecutive month period in which the participant is credited with 1,000 hours of service, as defined by the Plan.  In addition, upon death, disability, or retirement at age 65 or older, participants become fully vested in their share of the Employer’s contributions and the actual earnings (losses) thereon.

Participant notes receivable:  In certain cases of financial hardship, participants may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months.  Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund.  Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account.  The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator which is fixed at the time of the note.  Principal and interest payments are paid ratably through payroll deductions.  The interest rates on participant notes receivable outstanding at December 31, 2005 ranged from 5.00% to 7.75%.

Payment of benefits:  Upon retirement, death, disability, or separation of service, participants (or their beneficiaries) may elect to receive part or all of the balance in their accounts in a lump-sum payment in accordance with the appropriate provisions of the IRC and applicable state laws.  Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances, as described in the Plan document.

Trustee and administrative expenses:  At the Employer’s discretion, certain expenses of the Plan may be paid directly by the Employer; other trustee and administrative expenses are paid by the Plan.  During the year ended December 31, 2005, all expenses of the Plan were paid directly by the Employer.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

2.	Summary of significant accounting policies

Basis of accounting:  The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting.  The preparation of financial statements and supplemental schedules in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation:  The Plan’s investments in the Cascade Bancorp Stock Fund and shares of registered investment companies are stated at fair value.  The fair value of investments in the Cascade Bancorp Stock Fund is based on quoted market prices.  The fair value of shares of registered investment companies is based on the market value of the underlying investments, as determined by the respective fund manager.  Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in various investment funds.  Investment funds are exposed to certain risks such as interest rate, market, and credit risks.  Due to the level of risk associated with these investment funds, it is at least reasonably possible that changes in the values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

Income recognition:  Contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements.  Employer matching contributions are accrued as earned by the participants.  Employer profit sharing contributions are accrued in the period in which they are approved by the Employer’s Board of Directors.

The change in fair value of the Plan’s investments from one year to the next is recorded as net appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits.  Net appreciation in fair value of investments also includes realized gains and losses on such investments during the year.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

2.	Summary of significant accounting policies (continued)

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:  Benefits are recorded when paid.  At December 31, 2005, net assets available for benefits included approximately $328,000 allocated to participants who had elected to withdraw from the Plan but had not yet been paid.  At December 31, 2004, such amounts were not significant to the accompanying 2004 financial statements.

3.	Investments

All investments are participant-directed. At December 31, 2005, the funds consisted of the following (fund descriptions and objectives were provided by the respective fund managers):

Cascade Bancorp Stock Fund – This fund is comprised of Cascade Bancorp common stock.

Davis New York Venture Fund – This fund invests primarily in common stocks of domestic companies with market capitalizations of at least $5 billion which the fund manager believes have better than average prospects for capital growth.

The Growth Fund of America – This fund seeks to provide long-term growth of capital by investing primarily in a diversified portfolio of common stocks.

MFS Utilities Fund – This fund seeks capital growth and current income above that available from a portfolio invested entirely in equity securities by investing in equity and debt securities of domestic and foreign companies in the utilities industry.

MFS Research International Fund – This fund seeks capital appreciation by investing in foreign companies.

MFS Mid-Cap Growth Fund – This fund invests in companies with medium market capitalization which the fund manager believes have above-average growth potential.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

3.	Investments (continued)

MFS Value Fund – This fund seeks capital appreciation and reasonable income by investing in income-producing equity securities of companies which the fund manager believes are undervalued in the market relative to their long-term potential.

MFS Total Return Fund – This fund seeks income above that available from a portfolio invested entirely in equity securities and a reasonable opportunity for growth of capital by investing in equity and debt securities of domestic companies.

American Beacon Small-Cap Value Fund – This fund seeks long-term capital appreciation and current income by investing primarily in small market capitalization U.S. stocks.

MFS Fixed Fund – This fund seeks to earn a current income stream that is relatively consistent over time, while preserving capital, by investing in a diversified portfolio primarily consisting of stable value contracts issued by insurance companies and banks.

Columbia Acorn Fund – This fund seeks long-term growth of capital by investing primarily in common stocks of small and medium-sized companies with capitalizations of less than $5 billion.

MFS Bond Fund – This fund seeks to provide a high level of current income and to protect shareholders’ capital by investing in fixed-income securities.

MFS Mid-Cap Value Fund – This fund seeks capital appreciation by investing in common stocks and related securities of companies with medium market capitalizations which the fund manager believes are undervalued in the market relative to their long-term potential.

MFS Growth Allocation Fund – This fund seeks long-term growth of capital by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

MFS Conservative Allocation Fund – This fund seeks current income with a secondary objective of long-term growth by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

3.	Investments (continued)

MFS Aggressive Growth Allocation Fund – This fund seeks long-term growth of capital by allocating its assets among other MFS mutual funds which invest in the common stock of domestic and international corporations.

MFS Moderate Allocation Fund – This fund seeks long-term growth and current income by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

Dreyfus Basic S&P 500 Stock Index Fund – This fund seeks to match the total return of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500) by normally investing at least 95% of its assets in common stocks included in the S&P 500.

At December 31, 2004, the plan also held investments in the following funds (which were no longer offered as investment options at December 31, 2005):

Blackrock Aurora Fund  – This fund sought high total return, consisting principally of capital appreciation, by investing primarily in small and mid-capitalization stocks which the fund manager believed to be undervalued.

Blackrock Small/Mid-Cap Growth Fund –  This fund sought to provide growth of capital by investing at least 80% of its total assets in equity securities of small and mid-capitalization companies (companies that generally had similar market capitalizations to those in the Russell 2500 Growth Index).

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	2005	2004

Shares of registered investment companies	$525,004	$731,989
Corporate common stock	421,233	598,912

	$946,237	$1,330,901

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

4.	Related party transactions

The majority of the Plan’s investments are invested in funds managed by MFS Investment.  A portion of the Plan’s investments are also invested in the common stock of the Employer.  Consequently, transactions involving these investments qualify as party-in-interest transactions.

In addition, the Employer is the sponsor of the Plan and paid substantially all of the Plan’s expenses during the years ended December 31, 2005 and 2004, and certain of the Plan’s trustees are participants in the Plan.

5.	Plan termination and amendment

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan’s termination, participants would become fully vested in their accounts.  Additionally, the Employer has the authority to amend the Plan at its discretion, except that no funds can revert from the Plan to the Employer.

6.	Income tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated December 1, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2005 and 2004.  Consequently, no provision for income taxes has been included in the accompanying financial statements.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

7.	Reconciliation of financial statements to the Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500 as of December 31, 2005 and 2004:

	2005	2004

Net assets available for benefits according to the financial statements	$14,967,620	$11,765,906
Participant contributions receivable not recorded on the Form 5500	—	(232,497)
Other	(1,779)	(40,670)

Net assets available for benefits according to the Form 5500	$14,965,841	$11,492,739

The following are reconciliations of total investment income, total contributions, benefits paid to participants, and trustee and administrative expenses according to the financial statements to the Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004

Total investment income according to the financial statements	$1,314,634	$1,518,119
Other	(1,041)	(380)

Total investment income according to the Form 5500	$1,313,593	$1,517,739

Total contributions according to the financial statements	$2,273,031	$2,133,694
Contributions recorded (not recorded) on the Form 5500, net	306,775	(2,140)

Total contributions according to the Form 5500	$2,579,806	$2,131,554

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

7.	Reconciliation of financial statements to the Form 5500 (continued)

	2005	2004

Benefits paid to participants according to the financial statements	$385,951	$620,908
Amounts allocated to withdrawing participants at beginning of year	—	(2,516)
Other	34,346	6,765

Benefits paid to participants according to the Form 5500	$420,297	$625,157

Trustee and administrative expenses according to the financial statements	$—	$3,381
Other	—	13

Trustee fees according to the Form 5500	$—	$3,394

Certain participant contributions are recorded on the Form 5500 under the cash basis of accounting.  Contributions made in excess of IRC limits are included in current year contributions on the Form 5500.  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8.	Subsequent event

In April 2006, the Employer completed its acquisition of F&M Holding Company and its banking subsidiary, Farmers & Merchants State Bank (FMSB).  In conjunction with this acquisition, effective April 20, 2006, all existing employees of FMSB who met the Plan’s eligibility requirements (based on prior service with FMSB) became participants in the Plan.

SUPPLEMENTAL SCHEDULE

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN:  93-0658404
PLAN:  001

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

CORPORATE COMMON STOCK-
*	Cascade Bancorp	Cascade Bancorp Stock Fund (136,880.954 units)	**	$ 3,265,487
SHARES OF REGISTERED INVESTMENT COMPANIES:
	Davis Funds	Davis New York Venture Fund (54,552.816 units)	**	1,838,430
	American Funds	The Growth Fund of America (38,767.854 units)	**	1,182,420
*	MFS Retirement Services, Inc.	MFS Utilities Fund (93,357.209 units)	**	1,180,969
*	MFS Retirement Services, Inc.	MFS Research International Fund (64,072.088 units)	**	1,078,333
*	MFS Retirement Services, Inc.	MFS Mid-Cap Growth Fund (96,377.568 units)	**	884,746
*	MFS Retirement Services, Inc.	MFS Value Fund (35,226.759 units)	**	815,499
*	MFS Retirement Services, Inc.	MFS Total Return Fund (47,505.767 units)	**	730,164
	American Beacon Advisors, Inc	American Beacon Small-Cap Value Fund (31,833.364 units)	**	649,401
*	MFS Retirement Services, Inc.	MFS Fixed Fund (423,748.357 units)	**	423,748
	Columbia Management	Columbia Acorn Fund (14,888.842 units)	**	410,485

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
EIN:  93-0658404
PLAN:  001

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

SHARES OF REGISTERED INVESTMENT COMPANIES (continued):
*	MFS Retirement Services, Inc.	MFS Bond Fund (28,229.232 units)	**	$ 358,229
*	MFS Retirement Services, Inc.	MFS Mid-Cap Value Fund (23,983.947 units)	**	315,869
*	MFS Retirement Services, Inc.	MFS Growth Allocation Fund (15,716.105 units)	**	213,110
*	MFS Retirement Services, Inc.	MFS Conservative Allocation Fund (12,355.955 units)	**	142,110
*	MFS Retirement Services, Inc.	MFS Aggressive Growth Allocation Fund (8,181.186 units)	**	115,437
*	MFS Retirement Services, Inc.	MFS Moderate Allocation Fund (6,747.440 units)	**	84,815
	The Dreyfus Corporation	Dreyfus Basic S&P 500 Stock Index Fund (1,657.857 units)	**	42,955
PARTICIPANT NOTES RECEIVABLE –
*	Participant loans	Interest fixed at prime lending rate plus 1.00% at time of borrowing (5.00% - 7.75%)	—	95,837

		Total investments		$ 13,828,044

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments

See accompanying notes.